SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                              TO RULE 13d-2(a)

                            (Amendment No. ____)

                  Home Federal Bancorp, Inc. of Louisiana
______________________________________________________________________________
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
______________________________________________________________________________
                       (Title of Class of Securities)


                                43708F 10 1
______________________________________________________________________________
                              (CUSIP Number)


Daniel R. Herndon
Chairman of the Board, President        Copies to:
  and Chief Executive Officer           Kevin M. Houlihan, Esq.
Home Federal Mutual Holding Company     Eric M. Marion, Esq.
  of Louisiana                          Elias, Matz, Tiernan & Herrick L.L.P.
624 Market Street                       734 15th Street, N.W.
Shreveport, Louisiana 71101             Washington, D.C. 20005
(318) 222-1145                          (202) 347-0300
______________________________________________________________________________
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)


                              January 18, 2005
______________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 43708F 10 1                13D                     Page 2 of 7 Pages


------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Home Federal Mutual Holding Company of Louisiana
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                               (b) [ ]
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                     [ ]

     N/A
------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
             7  SOLE VOTING POWER

 NUMBER OF      2,135,375
  SHARES     -----------------------------------------------------------------
BENEFICIALLY 8  SHARED VOTING POWER
 OWNED BY
   EACH         0
 REPORTING   -----------------------------------------------------------------
PERSON WITH  9  SOLE DISPOSITIVE POWER

                2,135,375
             -----------------------------------------------------------------
             10 SHARED DISPOSITIVE POWER

                0
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,135,375
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.0%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
------------------------------------------------------------------------------

CUSIP No. 43708F 10 1                13D                     Page 3 of 7 Pages


Item 1.   Security and Issuer

     This Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Home Federal Bancorp, Inc. of Louisiana, a United States corporation (the "Company" or the "Issuer"), whose principal executive offices are located at 624 Market Street, Shreveport, Louisiana 71101.

Item 2.   Identity and Background

     (a)-(c) This Schedule 13D is filed on behalf of Home Federal Mutual Holding Company of Louisiana, a federally chartered mutual holding company (the "MHC"). The MHC's principal business is to hold the majority of the Company's shares of Common Stock. The business address of the MHC is 624 Market Street, Shreveport, Louisiana 71101.

     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the MHC (collectively, "Insiders"):


Name                                  Occupation
-------------------------------       ----------------------------------------

Directors:

  Walter T. Colquitt III              Dentist, Shreveport, Louisiana.

  Henry M. Hearne                     Self employed in the fields of
                                      investments and farming.

  Daniel R. Herndon                   Chairman of the Board of Directors and
                                      President and Chief Executive Officer of the Company, the MHC and Home Federal
                                      Savings and Loan Association (the
                                      "Association").

  David A. Herndon III                Currently retired.

  Woodus K. Humphrey                  Insurance executive, Woodus Humphrey
                                      Insurance, Inc., Shreveport, Louisiana.

  Scott D. Lawrence                   President of Southwestern Wholesale,
                                      Shreveport, Louisiana.

  Clyde D. Patterson                  Executive Vice President of the Company,
                                      the MHC and the Association.

  Amos L. Wedgeworth Jr.              Currently retired.

  Sidney D. York                      Currently retired.


Executive Officer Who Is Also
 Not a Director:


  DeNell W. Mitchell                  Vice President, Senior Lending Officer
                                      and Secretary of the Company, the MHC
                                      and the Association.

CUSIP No. 43708F 10 1                13D                     Page 4 of 7 Pages


     (d) During the last five years, neither the MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Company nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  All of the Insiders are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration

     The Company was formed for the purpose of becoming the stock holding company of Home Federal Savings and Loan Association, a federally chartered savings association (the "Association"), Shreveport, Louisiana; and the MHC was formed for the purpose of becoming the mutual holding company parent of the Company. Pursuant to the Plan of Reorganization from Mutual Savings Association to Mutual Holding Company (the "Plan of Reorganization") and a related Plan of Stock Issuance ("Plan of Stock Issuance"), effective January 18, 2005, the Association became a wholly owned subsidiary of the Company, which became a majority owned subsidiary of the MHC (the "Mutual Holding Company Reorganization"). On January 18, 2005, 2,135,375 shares of Common Stock were issued to the MHC at no cost to the MHC. In addition, on January 18, 2005, certain Insiders purchased shares of Common Stock using their personal funds. All shares purchased by Insiders were purchased at a price of $10.00 per share.

Item 4.   Purpose of Transaction

     The primary purpose of the transaction was to reorganize the Association into the mutual holding company form of organization. The mutual holding company structure permitted the Company to sell capital stock, which is a source of capital not available to a mutual savings association. The transaction also gives the Association and the Company greater flexibility to structure and finance the expansion of operations and to diversity into other financial services. Because the Company only issued a minority of the Common Stock for sale to the public in the Mutual Holding Company Reorganization, the Association's mutual form of ownership and its ability to remain an independent savings association and to provide community-related financial services is expected to be preserved.

     While the MHC and Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of

CUSIP No. 43708F 10 1                13D                     Page 5 of 7 Pages



the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) As of January 18, 2005, the MHC directly and beneficially owned 2,135,375 shares of the Company's Common Stock, which represented 60.0% of the issued and outstanding shares of Common Stock on such date. The following table sets forth information with respect to the shares of Common Stock beneficially owned by the Insiders as of January 18, 2005.


                                 No. of Shares          % of Outstanding
Name                           Beneficially Owned         Common Stock
-------------------------  -------------------------  -------------------
Directors:

  Henry M. Hearne                   15,000(1)                   *

  Daniel R. Herndon                 15,000(2)                   *

  David A. Herndon III              15,000(3)                   *

  Woodus K. Humphrey                10,000                      *

  Scott D. Lawrence                 10,000(4)                   *

  Clyde D. Patterson                 5,000(5)                   *

  Amos L. Wedgeworth Jr.             1,000                      *

  Sidney D. York                     1,500                      *

Executive Officer:

  DeNell W. Mitchell                   225(6)                   *

________________________

*    Represents less than one percent of the Company's outstanding Common
     Stock.

(1) Includes 5,000 shares held by Mr. Hearne's spouse and 10,000 shares held by the Grand Bend Investments LLC, of which Mr. Hearne is a principal.

                                      (Footnotes continued on following page.)

CUSIP No. 43708F 10 1                13D                     Page 6 of 7 Pages



________________________

(2) Includes 5,000 shares held in the Association's 401(k) Plan for the benefit of Mr. Herndon and 10,000 shares held by Herndon Investment Company LLC over which Mr. Herndon disclaims beneficial ownership except with respect to his 50% ownership interest therein.

(3) Includes 10,000 shares held by Herndon Investment Company LLC, of which Mr. Herndon is a 50% owner, and over which he disclaims beneficial ownership except with respect to his pecuniary interest therein.

(4) Includes 5,000 shares held in Mr. Lawrence's individual retirement account.

(5) The 5,000 shares are held in the Association's 401(k) Plan for the benefit of Mr. Patterson.

(6) Includes 200 shares held in the Association's 401(k) Plan for the benefit of Ms. Mitchell.

     (b) The MHC has sole voting power over 2,135,375 shares and sole dispositive power over 2,135,375 shares. The Insiders have voting and dispositive power over the shares listed in Item 5(a) above as discussed in the footnotes to Item 5(a).

     (c) Neither the MHC nor any Insider has effected any transaction in the Company's Common Stock within the past 60 days other than the shares set forth in paragraph(a) above acquired on January 18, 2005 at a price of $10.00 per share.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.   Material to Be Filed as Exhibits

     None.

CUSIP No. 43708F 10 1                13D                     Page 7 of 7 Pages




                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   HOME FEDERAL MUTUAL HOLDING COMPANY
                                     OF LOUISIANA



January 27, 2005                   By: /s/ Daniel R. Herndon
                                       -------------------------------------
                                       Daniel R. Herndon
                                       Chairman of the Board, President and
                                         Chief Executive Officer